Exhibit (r)(2)

5.	CODE OF ETHICS

It is the responsibility of all Access Persons to ensure that FGA conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to its Clients and Fund Investors. It is vital that Access Persons are sufficiently familiar with its contents of this Code, so as to ensure they comply with its requirements.

Key topics addressed within the Code include:

●	Conflicts of Interest and Professional Standards;

●	Protection of Material Non-Public Information;

●	Reporting Violations (of the Code);

●	Prohibitions and Restrictions (Fraud, Deceit and Manipulation, Gifts and Political Contributions, Personal Securities Transactions, Insider Trading);

●	Reporting Requirements.

As an RIA, the Firm has fiduciary duties to its Clients and Fund Investors with respect to their securities transactions, holdings, and objectives, and is subject to federal and state regulations governing RIAs. The Firm has prepared the Code to provide Access Persons with information regarding the nature of their fiduciary duties and applicable regulatory requirements, and to set forth the Firm’s policies with respect thereto.

As a condition of employment and retention, each Access Person must acknowledge their understanding of the subjects covered in this Code and agree to abide by its obligations, both when they commence employment, and otherwise no less than annually.

5.1.	Fiduciary Duties

Pursuant to Section 206 of the Advisers Act, both the Firm and its Access Persons are prohibited from engaging in fraudulent, deceptive, or manipulative conduct. Compliance with this Section involves acting in a capacity beyond honesty and good faith alone. The Firm has an affirmative duty of utmost good faith to act solely in the best interest of its Clients and Fund Investors.

It is unlawful for any RIA, using the mails or any means or instrumentality of interstate commerce:

●	To employ any device, scheme, or artifice to defraud a client or prospective client;

●	To engage in any transaction, practice, or course of business that defrauds or deceives a client or prospective client;

●	To knowingly sell any security to, or purchase any security from, a client when acting as principal for his or her own account, or knowingly to effect a purchase or sale of a security for a client’s account when also acting as broker for the person on the other side of the transaction, without disclosing to the client in writing before the completion of the transaction the capacity in which the RIA is acting, and obtaining the client’s consent to the transaction; or

●	To engage in fraudulent, deceptive, or manipulative practices.

It is the policy of the Firm, that the Firm and its Access Persons comply with the fiduciary duty standards. Additionally, the Firm and its Access Persons shall premise all their conduct with Clients and Fund Investors, and in the operation of the Firm’s business, on fundamental principles of openness, integrity, honesty, and trust. Access Persons should be fully aware of the high value the Firm has placed, and continues to place, on the adherence by all Access Persons to ethical conduct at all times, and all are urged to comply not only with the letter of their respective fiduciary duties, but also to the ideals of the Firm.

In addition, RIAs are obligated to specific fiduciary principles, which are described below. Access Persons must comply with these general principles, as well as the specific policies and procedures set forth in this Manual.

5.2.	Fiduciary Principles

5.2.1.	Duty to Disclose Material Facts and Conflicts

Access Persons have a duty to disclose all material facts that may affect the services provided to Clients and Fund Investors. As a general rule, information is “material” if there is a substantial likelihood that a reasonable investor would attach importance to that information. A particular emphasis has been placed on the duty to disclose material conflicts of interest -- even the possibility of a conflict must be disclosed. In general, these conflicts are disclosed in the Funds’ applicable offering memoranda. In addition, in accordance with Rule 206(4)-8 of the Advisers Act, the anti-fraud provisions of Section 206(4) of the Advisers Act (including the duty to disclose material facts and conflicts) apply with respect to any Fund, the only Clients of FGA.

5.2.2.	Duty to Act in the Best Interest of Clients

Access Persons have a duty to act only in the best interests of Clients and Fund Investors. This duty generally requires that the interests of Clients and Fund Investors be placed above the interests of the Firm and its Access Persons whenever a conflict may be present. If a conflict of interest arises between the interests of a Client or Fund Investor and the interests of the Firm and its Access Persons, the issue should be brought promptly to the attention of the CCO.

5.2.3.	Duty to Treat Each Client Fairly

The Firm may not intentionally confer a benefit on one Client or Fund Investor with the purpose of conferring a disadvantage on another Client or Fund Investor. In keeping with this principle, Access Persons who are involved in the activities of more than one Client or Fund Investor, if applicable, must take care that their actions do not benefit one Client or Fund Investor to the detriment of another.

5.2.4.	Duty to Provide Suitable Investment Advice

Insofar as the Firm and its Access Persons are giving investment advice, a duty exists for that advice to be suitable and appropriate to the Client or Fund Investor. Currently, FGA only has private fund Clients, which are explicitly governed by the Private Placement Memorandum (“PPM”) for each respective Fund. With respect to Fund Investors, any recommendation to invest in a Fund would be made by FSEC and its Registered Representatives, who have their own suitability obligations as an SEC-registered broker-dealer and Member of FINRA, and not by FGA Access Persons.

5.2.5.	Personal Securities Transactions

All FGA Access Persons are also APs of FSEC. As such, the FSEC Employee Trading Policy applies to FGA Access Persons. Please refer to the FSEC Employee Trading Policy for the controls in place in this regard.

The FSEC Employee Trading Policy requirements include, but are not limited to:

●	Access Persons must disclose any “Covered Accounts” (as that term is defined in the FSEC Employee Trading Policy);

●	Statements and Confirms for Covered Accounts are collected and reviewed by the compliance department;

●	Access Persons are required to disclose any holdings they have in a private company security;

●	Access Persons are prohibited from purchasing any interest in a private company security without prior compliance approval; and

●	Access Persons are prohibited from purchasing or selling shares in a company within the first 30 days of its IPO.

5.2.6.	Initial and Annual Holdings Reports

Each Access Person must disclose their current Covered Account(s) and associated holdings within ten (10) days of becoming an Access Person. All account information must be current and no more than forty-five (45) days old. Additionally, each Access Person must disclose their current Covered Account(s) and associated holdings on an annual basis, in writing to the CCO (or Designee). These disclosures must be made via the Firm’s compliance software solution – MyComplianceOffice (“MCO”), and must contain the following information:

●	Title and type of security (ticker symbol, CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership);

●	Broker(s) name, dealer, or bank with which the Access Person maintains an account, in which any securities are held for the Access Person(s) direct or indirect benefit; and

●	Report submission date.

5.2.7.	Transaction Reports

Each Access Person must provide a written record of their personal securities transactions, no later than thirty (30) days after the end of each calendar quarter. FGA collects duplicate statements and confirms (either paper, digital, or via direct data feeds) for the Covered Accounts of its Access Persons, in satisfaction of the requirements of Rule 204A-1.

5.2.8.	Outside Business Activities

Because the Firm’s Access Persons are all APs of FSEC, the Firm has chosen to adopt the FSEC outside business activities policies, procedures, and controls. These can be found in the FSEC Written Supervisory Procedures (“WSPs”). These FSEC WSPs are considered incorporated into this Manual by reference, with the same force and effect to the Firm and its Access Persons.

5.2.9.	Political Contributions

Persons who provide investment advisory services for compensation to a government entity are subject to complex statutory and regulatory requirements under Rule 206(4)-5 of the Adviser’s Act. The Firm does not currently provide investment advisory services for compensation to a government entity, and therefore these provisions do not apply to the Firm. FGA will adopt appropriate policies and procedures in the event that in the future the Firm provides investment advisory services for compensation to a government entity, and conduct the appropriate two-year lookback as required under Rule 206(4)-5.

5.2.10.	Gifts and Entertainment

Because the Firm’s Access Persons are all APs of FSEC, the Firm has chosen to adopt the FSEC gifts and entertainment policies, procedures, and controls. These can be found in the FSEC WSPs. These FSEC WSPs are considered incorporated into this Manual by reference, with the same force and effect to the Firm and its Access Persons.

5.2.11.	Personal Financial Responsibility

It is important that all Access Persons properly manage their personal finances, particularly in matters of credit. Imprudent personal financial management may affect job performance and lead to more serious consequences for Access Persons in positions of trust. In particular, you are not permitted to borrow from Clients or Fund Investors, or from providers of goods or services with whom the Firm does business, except those who engage in lending in the usual course of their business. This prohibition does not preclude borrowing from individuals related to you by blood or marriage.

5.3.	Administration and Enforcement of the Code

The CCO is responsible for administering and enforcing this Code. Should any Access Persons have questions regarding the applicability of this Code, they should contact the CCO (or Designee).

Compliance with the law and with the Firm’s policies and procedures is each individual’s responsibility. However, interpretive questions may arise and should immediately be addressed to the CCO. Violations of this Code, or any other policy/procedure of the Firm should be reported to the CCO.

The Firm prohibits retaliation against any Access Person who, in good faith seeks assistance or reports known or suspected violations. Any personnel who engage in retaliatory conduct will be subject to disciplinary action, which may include termination of employment.

Should it be determined that the CCO violated the Code, Access Persons should report such violation to the Head of Compliance.

5.4.	Protect Proprietary and Confidential Information

Access Persons must protect the confidentiality of proprietary information such as, but not limited to, investment strategies, risk management methodologies, investor/prospective investor lists, portfolio company information, business processes, and the Firm’s relationships with the investment community.

5.5.	Complaints

The Firm takes seriously any Fund Investor complaint alleging a violation of applicable laws, rules and regulations involving the activities of the Firm or any Access Person. It is the Firm’s policy to determine the merits of any complaints, and to remedy same, within a reasonable period. Access Persons must promptly report any Fund Investor complaint to the Firm’s compliance department.

A “complaint” is defined as any written statement of a Fund Investor or any person acting on their behalf alleging a grievance involving the activities of those persons under the control of the Firm in connection with the Firm’s business as an RIA. Although this formal definition specifies that a complaint be in writing, the Firm also requires Access Persons to promptly report oral complaints. Access Persons should not attempt to resolve a complaint on their own.

The CCO or Designee is responsible for educating Access Persons on the procedures to follow if they receive a complaint. The CCO or Designee will train Access Persons how to recognize a potential Fund Investor complaint and how to forward it to the Firm’s compliance department.

The CCO is responsible for monitoring the policy, procedures, and practices related to the identification and handling of Fund Investor complaints. The CCO will maintain a complaint log to document complaints received. Upon receipt, the CCO or Designee will review and investigate the circumstances of the matter. The CCO will maintain records and supporting documentation for each complaint in the Firm’s complaint file.

5.6.	Taking Advantage of the Firm’s Business Opportunities

Access Persons must not take for their own advantage, an opportunity that rightfully belongs to the Firm. Whenever the Firm has been actively soliciting a business opportunity, or the opportunity has been offered to it, or the Firm’s funds, facilities or personnel have been used in pursuing the opportunity, that opportunity rightfully belongs to the Firm and not to Access Persons, who may be in a position to divert the opportunity for their own benefits.

5.7.	Policies and Procedures Relating to Paid Research Consultants

The Firm does not engage the services of paid research consultants. Should that change, the Firm will adopt appropriate policies and procedures in this regard.

5.8.	Confidentiality Agreements

From time to time, the Firm may enter into confidentiality and/or non-disclosure agreements with third parties (e.g., portfolio companies or prospective portfolio companies, or financial advisers). In addition, many issuers, their agents, or other counterparties specifically require that potential investors sign a confidentiality agreement before they will be provided access to investment related information via electronic workspaces. In order to ensure that the Firm properly captures and monitors its obligations in this area, the Firm has adopted the procedures set forth below:

●	When any Access Person has a desire to enter into a confidentiality agreement, that individual is required to notify a member of the legal team to verify conflicts of interest.

●	Access Persons may only enter into discussions regarding execution of a confidentiality agreement after receiving clearance from the legal department.

●	Only the Principal may sign confidentiality agreements on behalf of the Firm.

6.	INSIDER TRADING

The Insider Trading and Securities Fraud Enforcement Act of 1988, as amended (the “Insider Trading Act”), contains significant provisions relating to supervision of employees of RIAs and other regulated entities. The Insider Trading Act provided for the inclusion of Section 204A of the Advisers Act, which imposes an affirmative statutory obligation on RIAs to establish, maintain, and enforce written policies and procedures reasonably designed, taking into consideration the nature of such RIA’s business, to prevent misuse of material inside information by RIAs and their staff. The Insider Trading Act also expands the potential exposure to civil penalties beyond the primary insider trading violators to advisory firms and other “controlling persons” who knowingly or recklessly fail to take appropriate measures to prevent insider trading violations by their employees.

All Access Persons are prohibited from trading either personally or on behalf of others, based on any material non-public information, or communicating material non-public information to others in violation of Section 204A.

Inside information obtained by any Access Person, with respect to any Client, Fund Investor, or any security (including the issuer of such security) held or contemplated to be purchased or sold by the Firm, from any source must be kept strictly confidential. Access Persons may not act upon or disclose to any person material non-public or inside information except as may be necessary for legitimate business purposes.